Exhibit 12.1

TESARO, Inc.

CALCULATION OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

	Years Ended December 31,
	2012	2013	2014	2015	2016
Earnings:	(dollars in thousands)
Income (Loss) from Operations before Income Taxes	$(61,763)	$(92,362)	$(171,012)	$(251,408)	$(385,997)
Add: Fixed Charges	33	129	4,081	15,832	17,158
Total Earnings Available for Fixed Charges	$(61,730)	$(92,233)	$(166,931)	$(235,576)	$(368,839)

Fixed Charges:
Interest Expense (a)	$-	$-	$3,776	$15,414	$16,487
Interest Portion of Rent Expense (b)	33	129	305	418	671
Total Fixed Charges	$33	$129	$4,081	$15,832	$17,158

Ratio of Earnings to Fixed Charges: (c)	N/A	N/A	N/A	N/A	N/A
Coverage Deficiency:	$61,763	$92,362	$171,012	$251,408	$385,997

(a)	Includes the amortization of our debt discount and debt issuance costs.
(b)	Represents estimated interest associated with certain facility leases (at an assumed rate of 20% of total rent expense for facility leases).
(c)	The ratio of earnings to fixed charges was less than one-to-one for each of the years presented.